Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
July 30, 2009	NYSE: SLW

SILVER WHEATON REPORTS RECORD ATTRIBUTABLE PRODUCTION IN THE SECOND QUARTER

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, NYSE:SLW) today announced its unaudited results for the second quarter ended June 30, 2009.

SECOND QUARTER HIGHLIGHTS

•

Record attributable production of 4.0 million silver equivalent ounces (3.8 million ounces of silver and 3,400 ounces of gold) at a total cash cost of US$3.991 per silver ounce.

•

During the quarter, approximately 1 million silver equivalent ounces produced at the various mines and deliverable to Silver Wheaton under the agreements, was not sold due primarily to the timing of shipments.  It is anticipated that these sales will be made by the mines during the remainder of 2009, at which time Silver Wheaton will take delivery and record a sale of the ounces.

•

Net earnings of US$18.4 million (US$0.06 per share) from the sale of 2.9 million ounces of silver, compared to US$23.3 million (US$0.10 per share) from the sale of 2.9 million ounces of silver in 2008.

•

Operating cash flows of US$26.5 million (US$0.09 per share) compared to US$35.9 million (US$0.16 per share) in 2008.

•

Closed the acquisition of Silverstone Resources Corp. (“Silverstone”) through the issuance of 23,434,332 common shares and 1,367,364 share purchase options of Silver Wheaton on conversion of previously issued fully vested share purchase options of Silverstone. The transaction was valued at approximately US$152 million and increased  annual sales by over 4 million silver equivalent ounces.

•

On July 13, 2009, Goldcorp Inc. announced that construction of the first sulphide process line at their Peñasquito mine in Mexico is now complete and commissioning work is advancing on schedule.  Production and shipment of first concentrates, including silver, are still targeted for the second half of 2009.

1.  Refer to discussion on non-GAAP measures at the end of this press release

“I am very pleased with our performance during the second quarter,” said Peter Barnes, President and Chief Executive Officer of Silver Wheaton.  “Despite continued challenges in the global economy, Silver Wheaton is proud to have achieved record attributable production during the quarter and we remain on target to meet our 2009 sales guidance of 17 to 19 million silver equivalent ounces for the year.  Although our partners produced approximately 1 million silver equivalent ounces more during the quarter than we sold, this is only a timing issue and we anticipate these sales will be recorded during the second half of the year.”

“In May, we closed the Silverstone acquisition which was accretive on all key metrics, significantly increasing attributable silver reserves and resources and boosting annual production levels by approximately 4 million silver equivalent ounces.  Already we are seeing further growth opportunities from these mines, particularly the Minto mine, where they continue to have spectacular exploration success.”

“Last, but certainly not least, construction at the Peñasquito mine is going very well, with completion of the first sulphide process line on schedule, and commissioning underway.  Silver deliveries from Peñasquito to Silver Wheaton are targeted by year-end, crystallizing significant sales growth over the next several years.”

“With almost US$50 million of cash on hand at the end of the quarter, and access to an undrawn US$400 million, low-cost credit facility, we remain very well positioned to continue delivering on our strategy of accretive growth.”

Operating Results

Second quarter attributable silver production at the various mines set a new record of approximately 4.0 million silver equivalent ounces.  Sales in the quarter were over 2.9 million silver equivalent ounces, and were impacted by a number of shipping related issues, primarily at the Yauliyacu mine in Peru, the Stratoni mine in Greece and the Minto mine in Canada.

Concentrate shipments from the Yauliyacu mine during the second quarter were affected by the shut-down of the Doe Run Peru smelter, the largest buyer of the concentrate produced at the mine.  During the quarter, alternative smelting arrangements were made for a portion of the stockpiled concentrates at Yauliyacu.  Silver Wheaton expects the shortfall in silver deliveries to be made up over the remainder of 2009.

All concentrate shipments from the Stratoni mine occurred near the end of the second quarter.  As title to the concentrate had not yet passed to Silver Wheaton, the related revenue was not recognized until July 2009.

Following the acquisition of Silverstone, no silver and gold shipments were delivered under the Minto agreement during the quarter.  Truck transportation of concentrate is unavailable at the Minto mine for two periods of eight to ten weeks beginning in April and October of each year as the Yukon River breaks up and freezes, preventing access to the mine. As a result, silver sales from the Minto mine will vary significantly from quarter to quarter.

This earnings release should be read in conjunction with Silver Wheaton’s MD&A and Financial Statements which have been posted on SEDAR at www.sedar.com and are available on the Company’s website at www.silverwheaton.com.

Conference Call Details

A conference call will be held Friday, July 31, 2009, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:

1-800-732-9307

Dial from outside Canada or the US:

1-416-644-3415

Live audio webcast:

www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:

1-877-289-8525

Dial from outside Canada or the US:

1-416-640-1917

Pass code:

21308834#

Archived audio webcast:

www.silverwheaton.com

Share Purchase Warrants Expiring August 5, 2009

The Company advises holders of the common share purchase warrants (TSX: SLW.WT)(the “Warrants”) that the deadline for exercising the Warrants is August 5, 2009.  As of the date of this press release, the Warrants are trading in-the-money.  Warrant holders are entitled to receive one share of Silver Wheaton upon exercise of 5 Warrants and payment of the exercise price of C$4.00 prior to their expiry.

Warrant holders who hold their Warrants in the account of a brokerage firm can instruct their broker to exercise the Warrants on their behalf.

If you are a registered warrant holder and have questions or require assistance for the exercise of your Warrants, please contact CIBC Mellon at 1-800-387-0825.

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world.  Forecast 2009 sales are 16 to 18 million ounces of silver and 17,000 ounces of gold, for total sales of 17 to 19 million silver equivalent ounces, growing to approximately 30 million ounces of silver and 20,000 ounces of gold, for total sales of approximately 31 million silver equivalent ounces, by 2013.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to fluctuations in the price of the primary commodities mined at such operations, changes in laws and regulations including taxation policies, actual results of mining and exploration activities,  changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C..  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Silver Wheaton purchases silver, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers should refer to the Annual Information Form of Silver Wheaton for the year ended December 31, 2008 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2009 available on SEDAR at www.sedar.com, for further information on Mineral Reserves and Mineral Resources, which is subject to the qualifications and notes set forth therein as well as for additional information relating to Silver Wheaton more generally. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.  United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

For further information, please contact:

Brad Kopp

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com

Consolidated Statement of Operations (unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30

(US dollars and shares in thousands, except per share amounts - unaudited)	2009	2008	2009	2008
Sales	$41,403	$49,675	$78,975	$98,623
Cost of sales	11,764	11,261	24,304	22,356
Depletion	6,419	5,216	13,006	9,291
	18,183	16,477	37,310	31,647
Earnings from operations	23,220	33,198	41,665	66,976
Expenses and other income
General and administrative [1]	4,433	4,849	9,011	10,159
Debt issue costs	-	601	-	601
(Gain) loss on mark-to-market of warrants held	(30)	147	(33)	947
Other	379	107	(862)	207
	4,782	5,704	8,116	11,914
Earnings before tax	18,438	27,494	33,549	55,062
Future income tax expense	-	4,218	-	3,858
Net earnings	$18,438	$23,276	$33,549	$51,204
1) Stock based compensation (a non-cash item) included in general and administrative	$830	$1,214	$2,689	$3,460

Basic earnings per share	$0.06	$0.10	$0.12	$0.23
Diluted earnings per share	$0.06	$0.09	$0.12	$0.20
Weighted average number of shares outstanding
Basic	297,973	223,744	284,205	223,505
Diluted	301,235	249,282	286,976	250,148

Consolidated Balance Sheets (unaudited)

	June 30	December 31
(US dollars in thousands - unaudited)	2009	2008
Assets
Current
Cash and cash equivalents	$48,590	$7,110
Accounts receivable	3,202	772
Other	1,168	816
	52,960	8,698

Long-term investments	32,748	21,840
Silver and gold interests	1,373,679	1,238,368
Other	3,127	1,740
	$1,462,514	$1,270,646

Liabilities
Current
Accounts payable	$2,012	$1,396
Accrued liabilities	3,647	3,425
Current portion of bank debt	28,560	28,560
Other	935	-
	35,154	33,381

Bank debt	121,460	349,240
	156,614	382,621

Shareholders' Equity
Issued capital and contributed surplus	1,035,761	662,115

Retained earnings	259,459	225,910
Accumulated other comprehensive income	10,680	-
	270,139	225,910
	1,305,900	888,025
	$1,462,514	$1,270,646

Consolidated Statement of Cash Flows (unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
(US dollars in thousands - unaudited)	2009	2008	2009	2008
Operating Activities
Net earnings	$18,438	$23,276	$33,549	$51,204
Items not affecting cash
Depreciation and depletion	6,482	5,216	13,130	9,291
Future income tax expense	-	4,218	-	3,858
Stock based compensation	830	1,214	2,689	3,460
(Gain) loss on mark-to-market of warrants held	(30)	147	(33)	947
Other	(325)	62	190	36

Change in non-cash operating working capital	1,058	1,754	48	175
Cash generated by operating activities	26,453	35,887	49,573	68,971

Financing Activities
Bank debt drawn down	-	165,500	-	165,500
Bank debt repaid	(7,140)	(59,040)	(227,780)	(92,580)
Shares issued	-	-	230,424	-
Share issue costs	(427)	(24)	(9,975)	(24)
Warrants exercised	77	156	163	2,322
Share purchase options exercised	1,502	131	1,589	2,060
Cash (applied to) generated by financing activities	(5,988)	106,723	(5,579)	77,278

Investing Activities
Silver interests	(1,276)	(112,275)	(4,647)	(119,050)
Acquisition of Silverstone Resources Corp., net of cash acquired	2,668	-	2,668	-
Other	(72)	(202)	16	(528)
Cash applied to investing activities	1,320	(112,477)	(1,963)	(119,578)
Effect of exchange rate changes on cash and cash equivalents	61	(7)	(551)	(4)
Increase in cash and cash equivalents	21,846	30,126	41,480	26,667
Cash and cash equivalents, beginning of period	26,744	6,506	7,110	9,965
Cash and cash equivalents, end of period	$48,590	$36,632	$48,590	$36,632

Results of Operations (unaudited)

Three Months Ended June 30, 2009
							Average
							realized	Total cash
							price	cost		Net	Cash flow
	Ounces		Ounces				($'s per	($'s per		earnings	from
	produced	[2]	sold		Sales		ounce)	ounce)	[3]	(loss)	operations
Silver (000's)
Luismin	1,333		1,321		$18,475		$13.99	$4.02		$12,304	$13,166
Zinkgruvan	494		469		6,746		14.38	4.02		4,024	5,159
Yauliyacu	870		546		7,593		13.91	3.94		3,546	5,442
Stratoni	230		(5	) [4]	143	[4]	n/a	3.90		178	80
Peñasquito	162		130		1,853		14.28	3.90		1,041	1,347
Campo Morado	217		92		1,177		12.73	3.90		367	817
Minto	30	[5]	(1	) [4]	(7	) [4]	13.11	3.90		(3)	15
Cozamin	176	[5]	213		2,935		13.78	4.00		1,090	3,388
Other [6]	259	[5]	173		2,353		13.58	3.90		623	2,131
Corporate										(4,782)	(5,284)
	3,771		2,938		$41,268		$14.04	$3.99		$18,388	$26,261
Gold
Minto	3,408	[5]	145	[4]	$135	[4]	$925	$300		$50	$192
Silver Equivalent (000's) [7]	4,011		2,950		$41,403		$14.04	$3.99		$18,438	$26,453
1) Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
2) Certain production figures are based on management estimates.
3) Refer to discussion on non-GAAP measures at the end of this press release.
4) No concentrate shipments were made during the second quarter of 2009. Amounts reflected above represent provisional invoice adjustments.
5) Quarterly production figures for Silverstone assets acquired have been pro rated based on the number of days in the quarter following the Silverstone acquisition.
6) Includes La Negra, Mineral Park and Neves-Corvo.
7) Gold ounces produced and sold are converted to a silver equivelant basis on the ratio of the average silver price received to the average gold price received during the period.

					Three Months Ended June 30, 2008
				Average
				realized	Total cash
				price	cost		Net	Cash flow
	Ounces	Ounces		($'s per	($'s per		earnings	from
	produced	sold	Sales	ounce)	ounce)	[2]	(loss)	operations
Silver (000's)
Luismin	1,253	1,246	$21,489	$17.25	$3.95		$16,048	$16,569
Zinkgruvan	534	524	9,398	17.93	3.96		6,501	7,570
Yauliyacu	847	750	12,805	17.09	3.90		7,278	9,883
Stratoni	316	344	5,983	17.38	3.90		3,371	4,814
Peñasquito	28	-	-	-	-		-	-
Other [3]	17	-	-	-	-		-	-
Corporate							(9,922)	(2,949)
	2,995	2,864	$49,675	$17.35	$3.93		$23,276	$35,887
1) Ounces produced represent the quantity of silver contained in concentrate or doré prior to smelting or refining deductions.
2) Refer to discussion on non-GAAP measures at the end of this press release.
3) Includes La Negra.

								Six Months Ended June 30, 2009
							Average
							realized	Total cash
							price	cost		Net	Cash flow
	Ounces		Ounces				($'s per	($'s per		earnings	from
	produced	[2]	sold		Sales		ounce)	ounce)	[3]	(loss)	operations
Silver (000's)
Luismin	2,708		2,724		$35,649		$13.09	$4.02		$22,680	$24,698
Zinkgruvan	955		920		12,162		13.22	4.02		6,825	8,379
Yauliyacu	1,609		1,289		16,282		12.63	3.92		6,758	11,233
Stratoni	470		348		3,954		11.36	3.90		1,313	2,833
Peñasquito	322		265		3,414		12.89	3.90		1,758	2,381
Campo Morado	389		135		1,722		12.74	3.90		537	1,195
Minto	30	[5]	(1	) [4]	(7	) [4]	13.11	3.90		(3)	15
Cozamin	176	[5]	213		2,935		13.78	4.00		1,090	3,388
Other [6]	354	[5]	203		2,729		13.40	3.90		657	2,389
Corporate										(8,116)	(7,130)
	7,013		6,096		$78,840		$12.93	$3.98		$33,499	$49,381
Gold
Minto	3,408	[5]	145	[4]	$135	[4]	$925	$300		$50	$192
Silver Equivalent (000's) [7]	7,253		6,108		$78,975		$12.93	$3.98		$33,549	$49,573
1) Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
2) Certain Q2, 2009 production figures are based on management estimates.
3) Refer to discussion on non-GAAP measures at the end of this press release.
4) No concentrate shipments were made during the period. Amounts reflected above represent provisional invoice adjustments.
5) Production figures for Silverstone assets acquired have been pro rated based on the number of days in the quarter following the Silverstone acquisition.
6) Includes La Negra, Mineral Park and Neves-Corvo.
7) Gold ounces produced and sold are converted to a silver equivelant basis on the ratio of the average silver price received to the average gold price received during the period.

					Six Months Ended June 30, 2008
				Average
				realized	Total cash
				price	cost		Net	Cash flow
	Ounces	Ounces		($'s per	($'s per		earnings	from
	produced	sold	Sales	ounce)	ounce)	[2]	(loss)	operations
Silver (000's)
Luismin	2,764	2,925	$50,532	$17.28	$3.95		$37,758	$38,980
Zinkgruvan	950	842	15,087	17.92	3.96		10,436	11,724
Yauliyacu	1,685	1,484	25,634	17.28	3.90		14,694	19,849
Stratoni	523	432	7,370	17.04	3.90		4,088	5,486
Peñasquito	28	-	-	-	-		-	-
Other [3]	17	-	-	-	-		-	-
Corporate							(15,772)	(7,068)
	5,967	5,683	$98,623	$17.36	$3.93		$51,204	$68,971
1) Ounces produced represent the quantity of silver contained in concentrate or doré prior to smelting or refining deductions.
2) Refer to discussion on non-GAAP measures at the end of this press release.
3) Includes La Negra.

Non-GAAP Measures - Total Cash Costs Per Ounce Of Silver & Gold Calculation

Silver Wheaton has included certain non-GAAP performance measures, including total cash costs of silver and gold on a sales basis.  These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies.  Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis.  The Company believes that certain investors use this information to evaluate the Company’s performance.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  During the three months ended June 30, 2009, the Company’s total cash costs, which were equivalent to the Company’s Cost of Sales in accordance with GAAP, were $3.99 per ounce of silver and $300 per ounce of gold (2008 – $3.93 per ounce of silver).